609-951-4144

weinerm@pepperlaw.com

August 25, 2005

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Fruit of the Loom Unsecured Creditors Trust

Form 10-K

Filed July 29, 2005

File No. 001-08941

Dear Ms. Jenkins:

This letter is submitted on behalf of the Unsecured Creditors Trust (the “UCT”) established for the benefit of certain unsecured creditors of NWI-I, Inc., formerly known as Fruit of the Loom, Inc., in response to your correspondence of August 4, 2005 to Clingman & Hanger Management Associates, LLC, the Trust Administrator of the UCT, regarding the UCT’s annual report on Form 10-K for the fiscal year ended April 30, 2005, filed July 29, 2005. Since the receipt of such correspondence, the undersigned has had multiple opportunities to speak with Brian K. Bhandari, Staff Accountant, regarding the underlying facts of the UCT’s prior submission to the Commission’s Division of Corporation Finance of a request dated April 10, 2003 (the “UCT No Action Request”) that the Division of Corporation Finance not recommend enforcement action to the Commission if the UCT did not register and report with respect to the beneficial interests in the UCT under Sections 12(g) and 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

A comprehensive summary of the background of the UCT, including its history, terms and the process of liquidation followed by the UCT in the applicable bankruptcy proceeding, is set forth in the UCT No Action Request and the periodic reports filed by the UCT since its inception with the Commission. This correspondence shall confirm that there have been no material changes in such background, terms and process since the date of the UCT No Action Request, other than (i) the granting by the Bankruptcy Court of the UCT’s application to extend the term of the UCT from April 30, 2005 to April 30, 2006 in order to permit the UCT to receive a final distribution from the FOL Liquidation Trust, which final distribution is anticipated, based

August 25, 2005

upon discussions between the Trust Administrator of the UCT and the Trust Administrator of the FOL Liquidation Trust, to be received by the UCT by December 31, 2005, whereupon the UCT will complete its liquidation process and commence immediately thereafter the appropriate proceedings to terminate the UCT; and (ii) the reduction of the assets of the UCT to approximately $3,200,000 at the end of the fiscal year ended April 30, 2005.

As I believe you are aware, subsequent to the submission of the UCT No Action Request, a phone conversation was held on May 13, 2003 between J. Peter Wolf, an attorney previously associated with this firm, and Kier Gumbs, an attorney from the Commission’s General Counsel’s Office of the Division of Corporation Finance. It is our understanding, based upon memoranda prepared by Mr. Wolf, that in the course of such conversation, Mr. Gumbs indicated that the UCT was substantially in compliance with prior “no action letters” issued by the Commission to liquidating trusts in analogous situations in order to provide relief from registration and reporting under the Exchange Act, such as Wilmington Trust Co., (Pub. Avail. Feb. 26, 2003); Burnham Pacific Properties, Inc., BPP UCT (Pub. Avail. June 21, 2002); Marriott Residence Inn II Limited Partnership (Pub. Avail. May 8, 2002); Marriott Residence Inn Limited Partnership (Pub. Avail. Feb. 20, 2002); MGI Properties, MGI UCT (Pub. Avail. Sept. 29, 2000); JMB Income Properties, Ltd. -XIII (Pub. Avail. May 13, 1999); JMB Income Properties, Ltd. -IX (Pub. Avail. Apr. 24, 1997); JMB Mortgage Partners, Ltd. (Pub. Avail. Apr. 24, 1997); Oppenheimer Landmark Properties (Pub. Avail. Mar. 9, 1993); and Federated Natural Resources Corp. (Pub. Avail. July 13, 1989). However, Mr. Gumbs advised that the Division of Corporation Finance was not prepared to grant the UCT No Action Request unless the UCT No Action Request was revised to address the following issues:

1. The Staff requested that the UCT provide additional information regarding the background of formation of the UCT, include the nature of the UCT assets, in order to allow the Staff to confirm that the UCT and the FOL Liquidation Trust were not operating a business.

2. The Staff requested that the UCT agree to distribute quarterly and annual reports to the beneficial holders by mailing the reports directly to the holders.

3. The Staff also requested that the UCT agree to continue to report until the UCT is terminated and at the time of termination provide a final report to the SEC (which report may be consistent with the report filed with the Bankruptcy Court).

Upon careful review and consideration of the issues raised by the Staff and consultation by the UCT with counsel, it was determined that the UCT could rely upon the no action letters previously issued by the Staff to other liquidating trusts in analogous situations (which no action letters provided, among other things, that audited financial statements would not be required to be included in annual reports on Form 10-K), and consequently, the UCT No

August 25, 2005

Action Request was withdrawn on June 4, 2003. This determination was essentially based on the fact that the purpose, terms and processes of the UCT were (and are) substantially consistent with the purpose, terms and processes of the other liquidating trusts which are the subject matter of the no action letters described above. For example, as disclosed in the UCT’s previously filed Annual Reports on Form 10-K, the duration of the UCT was originally to be five (5) years. However, upon review of the earlier no action letters, and the genuine expectation of the Trust Administrator of the UCT that the UCT would be able to complete its liquidation process by April 30, 2005, the Trust Administrator of the UCT, together with the Unsecured Creditors Trust Advisory Committee, reduced the term of the UCT from five years to three years, thereby making that aspect of the UCT’s terms fully consistent with the fact patterns as set forth in the analogous no action requests.

Ultimately, notwithstanding the fact that the activities of the UCT were substantially complete prior to April 30, 2005, the UCT found it necessary to apply to the Bankruptcy Court for an extension of its term until April 30, 2006 because the FOL Liquidation Trust was not able to conclude its affairs and provide a final distribution to the UCT prior to April 30, 2005—a situation wholly outside the control of the UCT. Recent communications between and among the Trust Administrator of the UCT, the Trust Administrator of the FOL Liquidation Trust and counsel for the respective Trusts strongly indicate that the UCT will receive its final distribution from the FOL Liquidation Trust before the end of 2005, whereupon the UCT will complete its liquidation process and commence immediately thereafter the appropriate proceedings in the Bankruptcy Court to terminate the UCT. Accordingly, the Trust Administrator of the UCT firmly believes that the UCT Trust will be terminated prior to April 30, 2006, which will obviate the need for the filing of any additional Annual Reports on Form 10-K (while acknowledging the obligation to provide a final report to the Commission as reflected in the Staff’s original verbal comments).

As to the issues raised by the Staff in its verbal comments:

(1) We would suggest that the UCT No Action Request had ample information regarding the background of the formation of the UCT, including the nature of the assets of the UCT. We would also suggest that to the extent the Staff requires any further information regarding such background and assets, appropriate disclosure has been included in the filings which have been made by the UCT with the Commission since the UCT’s inception.

(2) The UCT has made quarterly and annual reports available to its beneficial holders, either by direct mailings or by filings made with the Bankruptcy Court.

(3) As suggested by Mr. Gumbs on behalf of the Staff, the UCT has voluntarily filed quarterly and annual periodic reports with the SEC, and will continued to voluntarily file all

August 25, 2005

such reports until the UCT is terminated, at which time it will provide a final report to the SEC. Such annual periodic reports have included unaudited financial statements, as provided in the no action letters upon which the UCT has relied.

Under these facts and circumstances, where (i) the UCT has affirmatively acted to structure in terms in compliance with the terms of similar liquidation trusts as set forth in analogous no action letters issued by the Commission; (ii) the UCT has in good faith relied, and modeled its reporting practices, upon such analogous no action letters, (iii) the UCT has consulted with and relied upon counsel’s advice as to the UCT’s responsibilities in this regard; (iv) the UCT genuinely anticipated that it would complete its liquidation process within the three year term expiring April 30, 2005, and the current expectation of the UCT that its term will conclude prior to April 30, 2006 and (v) the value of the value of the assets held by the UCT have been reduced to a figure of approximately $3,200,000 (clearly lower than the $10,000,000 threshold set forth in Rule 12g-1 of the Exchange Act), we would submit that the UCT’s recent filing on Form 10-K is consistent with the requirements for filings made by analogous liquidation trusts, and the revisions suggested by the Staff in its August 4, 2005 correspondence are unnecessary.

Please find enclosed a statement from the Trust Administrator of the UCT as to the acknowledgement requested on Page 2 of your August 4, 2005 correspondence.

Thank you for your consideration. I am available to discuss this matter further should the Staff wish any additional information. In this regard, please feel free to contact me at 609-951-4144.

Sincerely,

/s/ Michael P. Weiner
Michael P. Weiner

MPW/lp

cc:	W. Edward Clingman, Jr., Trust Administrator

Brian K. Bhandari, Staff Accountant

Kay S. Kress, Esq.